Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

KE Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

482497104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	Schedule 13G	Page 1 of 14

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 2 of 14

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 3 of 14

1	Names of Reporting Persons SVF II Aggregator (Jersey) LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 4 of 14

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person OO

CUSIP No. 482497104	Schedule 13G	Page 5 of 14

1	Names of Reporting Persons SVF II Holdings Subco (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person OO

CUSIP No. 482497104	Schedule 13G	Page 6 of 14

1	Names of Reporting Persons SVF II Buzzard (Cayman) LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 219,080,949
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 219,080,949

9	Aggregate Amount Beneficially Owned by Each Reporting Person 219,080,949
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 7 of 14

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 8 of 14

1	Names of Reporting Persons SVF II Shell Subco (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 9 of 14

ITEM 1.	(a)	Name of Issuer:

KE Holdings Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Oriental Electronic Technology Building,
No. 2 Chuangye Road, Haidian District,
Beijing 100086
People’s Republic of China

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Global Advisers Limited (“SBGA”)

SoftBank Vision Fund II-2 L.P. (“SVF II-2”)

SVF II Aggregator (Jersey) LP (“Aggregator”)

SVF II Holdings (DE) LLC (“Holdings”)

SVF II Holdings Subco (DE) LLC (“Subco”)

SVF II Buzzard (Cayman) LP (“Buzzard”)

SB Investment Advisers (UK) Limited (“SBIA UK”)

SVF II Shell Subco (Singapore) Pte. Ltd. (“Shell Subco”)

	(b)	Address or Principal Business Office:

The address for each of SBGA and SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SVF II-2 and Aggregator is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey JE1 0BD. The address for Holdings and Subco 251 Little Falls Drive, Wilmington, DE 19808. The address for Buzzard is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address for Shell Subco is 138 Market Street, #27-01A, Capitagreen, Singapore 048946.

	(c)	Citizenship of each Reporting Person is:

SBGA and SBIA UK are each organized under the laws of England and Wales. SVF II-2 and Aggregator are organized under the laws of Jersey. Holdings and Subco are organized under the laws of the State of Delaware. Buzzard is organized under the laws of the Cayman Islands. Shell Subco is organized under the laws of Singapore.

CUSIP No. 482497104	Schedule 13G	Page 10 of 14

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002 per share (“Ordinary Shares”).

(e)	CUSIP Number:

482497104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2021, based upon 2,687,391,656 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 9, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Global Advisers Limited	219,080,949	8.2%	0	219,080,949	0	219,080,949
SoftBank Vision Fund II-2 L.P.	219,080,949	8.2%	0	219,080,949	0	219,080,949
SVF II Aggregator (Jersey) LP	219,080,949	8.2%	0	219,080,949	0	219,080,949
SVF II Holdings (DE) LLC	219,080,949	8.2%	0	219,080,949	0	219,080,949
SVF II Holdings Subco (DE) LLC	219,080,949	8.2%	0	219,080,949	0	219,080,949
SVF II Buzzard (Cayman) LP	219,080,949	8.2%	0	219,080,949	0	219,080,949
SB Investment Advisers (UK) Limited	0	0.0%	0	0	0	0
SVF II Shell Subco (Singapore) Pte. Ltd.	0	0.0%	0	0	0	0

Buzzard is the record holder of the securities reported herein. SVF II-2 is the sole limited partner of Aggregator, which is the sole member of Holdings, which is the sole member of Subco, which is the general partner of Buzzard.

SBGA has been appointed as manager and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 482497104	Schedule 13G	Page 11 of 14

Following an internal reorganization on, each of SBIA UK and Shell Subco ceased to be the beneficial owner of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Following an internal reorganization on, each of SBIA UK and Shell Subco ceased to be the beneficial owner of the securities reported herein.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 482497104	Schedule 13G	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Holdings Subco (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Buzzard (Cayman) LP
By: SVF II Buzzard (Cayman) GP Limited, its general partner

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

CUSIP No. 482497104	Schedule 13G	Page 13 of 14

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF II Shell Subco (Singapore) Pte. Ltd.

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

CUSIP No. 482497104	Schedule 13G	Page 14 of 14

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.